FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding change in staff representative supervisors of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on April 19, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON CHANGE IN STAFF REPRESENTATIVE SUPERVISORS

Huaneng Power International, Inc. (the “Company” or “Huaneng International”) has recently received the resignation reports submitted by Mr. Wang Zhaobin and Ms. Zhang Ling, the staff representative supervisors of the Company. Due to the age issue, each of Mr. Wang Zhaobin and Ms. Zhang Ling has applied to resign from the duties of the staff representative supervisors of the Eighth Session of the Board of Supervisors of the Company, effective from the date on which the new staff representative supervisors are elected democratically by the staff of the Company.

Pursuant to the relevant stipulations of the Company Law, the Articles of the Company, Ms. Zhang Xiaojun and Mr. Zhu Daqing have been elected democratically by the staff of the Company as the staff representative supervisors of the Eighth Session of the Board of Supervisors for the term until the expiry of the Eighth Session of the Board of Supervisors of the Company. Biographical details of Ms. Zhang Xiaojun and Mr. Zhu Daqing are set out in the appendix to this announcement.

To the best of the Board of Supervisors' knowledge, information and belief having made reasonable enquiry regarding the retirement of the supervisors, there are no disagreements with the Board of Supervisors and there are no matters that need to be brought to the attention of the Shareholders.

The Board of Supervisors of the Company is satisfied with the work by Mr. Wang Zhaobin and Ms. Zhang Ling during their terms of tenure, and pays high regards to the contribution they made towards the development of the Company over the years. It expresses its sincere gratitude to Mr. Wang Zhaobin and Ms. Zhang Ling.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Geng Jianxin (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
19 April 2016

APPENDIX

Biographical details of the Staff Representative Supervisors

Ms. Zhang Xiaojun, aged 50, currently Vice Chairman of the Labour Union of Huaneng Power International, and has acted as Deputy Director and Director of the Institutional Finance Division of the Manager Department, and Deputy Manager of the Manager Department of Huaneng Power International. She graduated from the Party School of the Central Committee of CPC with a bachelor's degree in Economic Management. She is an accountant.

Ms. Zhang is appointed by the staff of the Company as the Supervisor for a term until the expiry of the Eighth Session of the Board of Supervisors of the Company. Ms. Zhang will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Cap. 571 of the laws of Hong Kong (“SFO”).

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mr. Zhu Daqing, aged 44, currently Manager of the Audit Department of Huaneng Power International. He has acted as Deputy Director of the Finance and Accounting Division of the Finance Department, Deputy Director and Director of the Finance and Accounting Division II of Huaneng Power International, and Chief Accountant of Huaneng Shanghai Combined Cycle Power Co., Ltd., and Deputy Manager of Finance Department of Huaneng Power International. He graduated from the Central University of Finance and Economics with a bachelor's degree in accounting. Master of Management. He is a senior accountant.

Mr. Zhu is appointed by the staff of the Company as the Supervisor for a term until the expiry of the Eighth Session of the Board of Supervisors of the Company. Mr. Zhu will not receive any supervisor’s fees. According to the articles of the Company, the appointment does not require approval from general meeting. Mr. Zhu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 19, 2016